UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TRUSTCASH HOLDINGS, INC.
(Exact name of registrant as specified in its corporate charter)

Delaware	000-49838	94-3381088
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Park Avenue, Suite 1420, New York, New York		10022
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code:		(800) 975-5196

325-3495 Cambie Street, Vancouver, British Columbia V5Z 4R3
(Former name or former address if changes since last report)

TRUSTCASH HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 18, 2007 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of Trustcash Holdings, Inc., a Delaware corporation (the "Company") as of June 29, 2007.

The Company entered into and closed a Purchase Agreement dated June 30, 2007, among AP Systems, Inc., a newly formed wholly owned subsidiary of the Company, Trustcash, LLC, a Delaware limited liability company, and the owners of Trustcash, LLC (the "Purchase Agreement"). Under the terms of the Purchase Agreement, the Company indirectly acquired all of the issued and outstanding membership interests of Trustcash LLC (the "Membership Interests") from the owners of Trustcash, LLC, free and clear of all liens.

The main business asset of Trustcash is a technology platform to facilitate the sale of its proprietary TrustcashTM brand of "payment" or "stored value cards," an alternative payment system that enables customers to make purchases on the Internet without using a credit card or writing a check, thereby withholding the customers' personal information from the website whose goods or services are being purchased and allowing the customers to enter into such transactions anonymously.

As partial consideration for their Membership Interests, the Company issued to the former members of Trustcash, LLC 49,631,448 shares of common stock. The Company also paid to LTGTTC, LLC, one of the former Trustcash owners, as partial consideration for its Membership Interests and in cancellation of its defaulted Trustcash, LLC Secured Promissory Note in the principal amount of $96,155 due February 15, 2007, the sum of $200,000 in cash and issued its 5% Promissory Note in the principal amount of $700,000 due June 30, 2009, secured by a first priority security interest in all the assets of the Company and all its subsidiaries owned as of the Closing Date or thereafter acquired and guaranteed by Trustcash, LLC. Such Note is payable in full at maturity, subject to mandatory prepayments of 25% all monies raised by the Company from the future issuance of new debt or equity securities.

As a result of the foregoing the former stockholders of Trustcash LLC now control approximately 42% of the Company's current outstanding shares of common stock (38.9% on a fully diluted basis). Gregory Moss and Dennis Shafer, former Trustcash, LLC members, who at closing were appointed President and CEO, and Chairman, respectively, received from the Company approximately 20% and 10%, respectively, of the Company's common stock.

On June 30, 2007, Kent Carasquero resigned and voluntarily terminated his employment contract as Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer of the Company, and as the Company's sole director he appointed Gregory Moss as the Company's President and Chief Executive Officer and Dennis Shafer as its Chairman of the Board. He also appointed Gregory Moss and Dennis Shafer as additional directors of the Company. These appointments will be effective ten days after an Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Mr. Carasquero remains a director of the Company.

At the time of entering into the Purchase Agreement, the former owners of Trustcash, LLC were arms-length to the Company. There was no relationship between the Company and Trustcash, LLC or any affiliate, director, officer, or associate of the Company or Trustcash, LLC other than the Company having provided Trustcash, LLC with bridge loans on January 24, 2007 of $100,000 and on March 15, 2007 of $75,000 while negotiating the terms of the Purchase Agreement.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On July 30, 2007, after the Closing of the Purchase Agreement there were 77,549,138 shares of common stock are issued and outstanding and an additional 6,000,000 shares of common stock issuable upon exercise of warrants issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company's common stock owned beneficially as of July 6, 2007, by: (i) each person (including any group) known to us to the Company more than five percent (5%) of any class of its voting securities, (ii) each of its directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Common	Kent Carasquero(2) 325-3495 Cambie Street Vancouver, British Columbia V5Z 4R3	559,680	0.7%
Common	Gregory Moss(3) 400 Park Avenue, Suite 1420 New York, New York 10022	16,913,959	21.8%
Common	Dennis Shafer(3) 400 Park Avenue, Suite 1420 New York, New York 10022	7,754,914	10.0%
	Directors and Executive Officers as a Group(4)	25,228,553	32.5%
Notes:
(1)	Percentages are based on 77,549,138 shares of common stock issued and outstanding. Except as otherwise indicated, the Company believes that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Mr. Kent Carasquero is a director.
(3)	Gregory Moss is President and Chief Executive Officer, and Dennis Shafer is Chairman of the Board, of the Company, and each will be appointed as a director effective ten days after the delivery of an Information Statement to all of the Company's shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.
(4)	Includes Messrs Carasquero, Moss, and Shafer.

3. Changes in Control

On June 30, 2007, the Company entered into and simultaneously closed the Purchase Agreement with the owners of 100% of the Membership Interests in Trustcash, LLC, and the Company, through its wholly-

owned subsidiary, AP Systems, Inc., became the sole member of Trustcash, LLC. As partial consideration for their Membership Interests, the Company issued to the former members of Trustcash, LLC 49,631,448 shares of common stock, and the former owners of Trustcash LLC now own approximately 42% of the outstanding shares of the Company's common stock (38.9% on a fully diluted basis). Gregory Moss and Dennis Shafer, former Trustcash, LLC members, who at closing were appointed President and CEO, and Chairman, respectively, received from the Company approximately 20% and 10%, respectively, of the Company's common stock. At the time of entering into the Purchase Agreement, the former owners of Trustcash, LLC were arms-length to the Company. There was no relationship between the Company and Trustcash, LLC or any affiliate, director, officer, or associate of the Company or Trustcash, LLC other than the Company having provided Trustcash, LLC with bridge loans on January 24, 2007 of $100,000 and on March 15, 2007 of $75,000 while negotiating the terms of the Purchase Agreement.

On June 30, 2007, Kent Carasquero resigned and voluntarily terminated his employment contract as Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer of the Company, and as the Company's sole director he appointed Gregory Moss as the Company's President and Chief Executive Officer and Dennis Shafer as its Chairman of the Board. He also appointed Gregory Moss and Dennis Shafer as additional directors of the Company. These appointments will be effective ten days after an Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Mr. Carasquero remains a director of the Company.

The Company is not aware of any arrangement that might result in a change in control in the future.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Mr. Kent Carasquero resigned as the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Treasurer on June 30, 2007. Mr. Carasquero remains a director. Mr. Gregory Moss was appointed President and Chief Executive Officer, and Mr. Dennis Shafer was appointed Chairman of the Board, of the Company as of June 30, 2007. Messrs. Gregory Moss and Dennis Shafer will each be appointed a director, effective ten days after the delivery of the Information Statement to all of the Company's shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Table of Directors and Officers
Directors: Name of Director and Address(1)	Age

Kent Carasquero 325-3495 Cambie Street Vancouver, British Columbia V5Z 4R3	40
Gregory Moss	35	(to be appointed)
Dennis Shafer	61	(to be appointed)

Executive Officers:

Name and Address(1)	Age	Office(s) Held

Gregory Moss	35	President and Chief Executive Officer
Dennis Shafer	61	Chairman of the Board
(1)	Unless otherwise noted in the table above, the address of each director and officer listed on the table is c/o Trustcash Holdings, Inc., 400 Park Avenue, Suite 1420, New York, New York.

Director and Officer Biographies

Set forth below is a brief description of the background and business experience of each of the Company's past and newly appointed executive officers and our past and proposed directors for the past five years.

        Gregory Moss - President, Chief Executive Officer and to be appointed Director. Mr. Moss became President and CEO on June 30, 2007, upon the closing of the Purchase Agreement. He co-founded Trustcash, LLC in 2003 and has served as its President and CEO since inception. Prior to starting Trustcash, LLC, from July 2001 to October 2005 Mr. Moss was Vice President of Partnership Development of In-Store Broadcasting Network ("IBN") where he was responsible for building a national media network of over 15,000 grocery and drug stores making IBN one of the largest in-store media companies in the U.S. The IBN network reaches 1 billion shopper visits per month. While working at IBN, Mr. Moss realized the opportunity to create a stored value transaction system that would allow anyone with Internet access - even those without credit cards - to buy anonymously and safely online. Mr. Moss has since leveraged his relationships and experience from IBN to achieve for Trustcash, LLC the distributing network of Ingram Entertainment. A description of Mr. Moss' employment agreement is provided below in the subsection titled "Equity Compensation Plan."

        Dennis Shafer - Chairman of the Board and to be appointed Director. Mr. Shafer became Chairman on June 30, 2007, upon the closing of the Purchase Agreement. Since February 1, 2007, he has served as Chairman of the Board of Trustcash, LLC through a consulting agreement with his company, Venture Resource Group LLC, which he founded in 2000 and where he serves as its President. Mr. Shafer is active in providing advisory and management services to private equity firms engaged in leveraged buyouts, as well as startups and early growth ventures in technology and consumer products and services. He provided financing and business development for a pioneer in the Internet video streaming business during the emergence of Internet retailing, managed the merger of a NASDAQ company with a private business, led the sale of a large private company to a NYSE corporation, and has provided business strategy and financing services to a variety of other innovative consumer businesses. Previously, he was President and CEO of Benetton Sportsystem, the former sports subsidiary of the Italian-based Benetton Group (NYSE-BNG). The Benetton Sportsystem included Rollerblade, the founder of in-line skating; Prince, the inventor of oversized and wide body tennis racquets; and Nordica, a world-wide leader in ski products for over 50 years. Prior to joining Rollerblade, Shafer held the position of `President of Carlisle Plastics Home and Institutional Products, a division of one of the world's largest manufacturers of plastic products. He has also held senior management positions with other consumer goods manufacturers, was founder of two startup businesses, and has acted as strategic consultant to a variety of Fortune 500 corporations and investment companies. A description of Mr. Shafer's consulting agreement is provided below in the subsection titled "Equity Compensation Plan."

        Kent Carasquero - Director. Mr. Carasquero has been a director of the Company since January 2005. He was its CEO, Treasurer, Chief Financial Officer, and Chief Accounting Officer from January 2005 until June 30, 2007. He holds an Advanced BA in Economics from the University of Manitoba. Since 2002, Mr. Carasquero has been the president of Tyee Capital Consultants, Inc., a private company involved in assisting publicly and privately held corporations in all major industry groups with structuring, marketing, investor communications, and financing activities. Mr. Carasquero served as an officer and director of Capital Hill Gold, Inc., an exploration stage mining company, from February of 2004 until March of 2005. Mr. Carasquero also served as an officer and director of Mangapets, Inc., a software development company, from April 2004 until September 2004.

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of the Company's shareholders or until removed from office in accordance with the Company's bylaws. The Company's officers are appointed by its board of directors and hold office until removed by the board.

Committees of the Board of Directors

The Company does not have a separately designated executive committee, nominating committee or audit committee of the Board of Directors.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level.

Until the new Board of Directors reviews this issue further, the entire Board of Directors of the Company, upon the recommendation of a majority of the independent directors (as independence is defined in Rule 4200(a)(15) of the Rules of National Association of Securities Dealers), will select the nominees for election to the Board in the future.

        Criteria for Nomination to the Board. In evaluating director candidates, regardless of the source of the nomination, the Board of Directors will consider the composition of the Board as a whole, the requisite characteristics (including independence, diversity, age, skills and experience) of each candidate, and the performance and continued tenure of incumbent Board members. The Board of Directors has not established specific minimum qualifications in this connection. No formal policy has been established for the consideration of candidates recommended by shareholders, given the fact that we have not received any shareholder recommendations in the past. The Board of Directors does not believe the lack of such a policy would materially affect its willingness to consider a suitable candidate recommended by shareholders.

        Process for Identifying and Evaluating Nominees. The Company anticipates that its independent directors will initiate the process for identifying and evaluating nominees to the Board of Directors by identifying a slate of candidates who meet the criteria for selection as nominees and have the specific qualities or skills being sought based on input from all members of the Board of Directors and, if appropriate, a third-party search firm. The independent directors will evaluate these candidates by reviewing their biographical information and qualifications and checking the candidates' references. Qualified nominees will be interviewed by at least one independent director. Appropriate candidates will meet with all the independent directors, and using the input from such interviews and the information obtained by them, the independent directors will evaluate which of the prospective candidates is qualified to serve as a director and whether they should recommend to the Board of Directors that the Board nominate or elect to fill a vacancy with these final prospective candidates.

Candidates recommended by the independent directors will be presented to the Board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy.

Compensation Committee

The new Board of Directors has not formed a Compensation Committee and will revisit this issue once officially appointed. Until a Compensation Committee is appointed, the entire Board of Directors of the Company will make recommendations regarding salaries, bonuses and other incentive compensation for our executive officers.

Audit Committee

The Company does not have an audit committee charter or a charter governing the audit review process. The new Board of Directors will revisit this issue once officially appointed.

Significant Employees

The Company has no employees who are not directors or executive officers, but who are expected to make a significant contribution to our business.

Involvement in Certain Legal Proceedings

During the past five years, none of the current or proposed directors or officers of the Company has been:

  a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

6

  convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

There is no family relationship among the above officers and directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. During the fiscal year ended December 31, 2006 and the quarter ended March 31, 2007, Mr. Kent Carasquero, a former officer of the Company and current director of the Company had made the required filings under Section 16(a).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation paid to the President and Chief Executive Officer of the Company during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 during the last three complete fiscal years.
Summary Compensation Table
Name and Principal Position	Year	Salary |($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Kent Carasquero Director and former CEO, CFO, PAO	2006 2005 2004	60,000 55,000 -	- - -	- - -	- - -	- - -	- - -	- - -	60,000 55,000 -
Gregory Moss, CEO and Director	2006 2005 2004	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Dennis Shafer Chairman and Director	2006 2005 2004	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made during the fiscal year ended December 31, 2006 to the named executive officers or any other parties.

Long-Term Incentive Plans.

The Company has no arrangements or plans in which it provides pension, retirement or similar benefits for directors or executive officers, except that its directors and executive officers may receive stock options at the discretion of the Board of Directors. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to its directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors.

Non-Qualified Deferred Compensation

There are no arrangements or plans in which the Company provides non-qualified deferred compensation to directors or employees.

Compensation of Directors.

No cash compensation was paid to the Company's sole director for his services as a director during the fiscal year ended December 31, 2006. The Company has no standard arrangement pursuant to which its directors are to be compensated for their services in their capacity as directors except; for the granting, from time to time, of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company, other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Equity Compensation Plan

The Company has no securities authorized for issuance under any equity compensation plans.

Other than as described below, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Company's executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Effective January 31, 2006, Trustcash, LLC employed its President and CEO, Gregory Moss, through January 30, 2009, at salary of not less than $175,000 per year, pursuant to an employment agreement between Mr. Moss and Trustcash, LLC. This employment agreement is attached as Exhibit 10.1 to this Form 8-K.

Effective February 1, 2007, Trustcash, LLC contracted with Venture Resource Group LLC for the month to month services of Dennis Shafer as Chairman of the Board in exchange for a fee of $8,000 per month. Trustcash, LLC granted to Shafer a signing bonus of a 10% Membership Interest, which became a 10% ownership interest in the Company, or 7,754,914 shares of the Company's common stock, upon the June 30, 2007 closing of the Company's acquisition of Trustcash, LLC. These shares can be reacquired in the event Mr. Shafer causes the termination of his employment on or prior to June 30, 2008, or if he is terminated for cause. This consulting agreement is attached as Exhibit 10.2 to this Form 8-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed in below or otherwise in this Form 8-K, none of the following parties has, since the Company's date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

  Any of our directors or officers;

  Any person proposed as a nominee for election as a director;

  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the outstanding shares of common stock of the Company;

  Any of the Company's promoters;

  Any relative or spouse of any of the foregoing persons who has the same house as such person.

As of the June 30, 2007 closing of the Purchase Agreement, the Company issued 49,631,448 shares of its common stock to the former members of Trustcash, LLC as partial consideration for their Membership Interests. As of June 30, 2007, the Company issued 15,587,745 shares of its common stock to Gregory Moss and 7,754,914 shares of its common stock to Dennis Shafer, each a former Trustcash, LLC member, and it appointed them officers and proposed directors of the Company. Trustcash, LLC had pre-existing employment and consulting agreements with Mr. Moss and Mr. Shafer, the terms of which are set forth above in greater detail under the heading "Equity Compensation Plans" in this Form 8-K.

On September 19, 2006, Kent Carasquero, a director and former officer of the Company, authorized the issuance of 100,000 shares valued at $0.10 per share or an aggregate of $10,000, pursuant to a debt settlement agreement, to Tyee Capital Consultants Inc. Mr. Carasquero is the President and sole Director of Tyee Capital Consultants Inc..

On 1 May 2007, the Company agreed to issue 116,560 (shares valued at $0.50 a share for debt settlement of $58,280 to Tyee Capital Consultants Inc. Mr. Carasquero is the President and sole Director of Tyee Capital Consultants Inc.

On February 1, 2005, Kent Carasquero entered into an employment agreement with the Company. The employment agreement entitled Mr. Carasquero to a base salary of $5,000 per month. This agreement was terminated on June 30, 2007, on the close of the Purchase Agreement

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

LEGAL PROCEEDINGS

Other than as set forth in this section: (i) the Company knows of no material, active, or pending legal proceedings against the Company; (ii) the Company is not involved as a plaintiff in any material proceeding or pending litigation; (there are no proceedings in which any of the Company's directors, officers, or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to the Company's interest.

Nunley/Rosselli Action

In September 2006, Charles Nunley and Steve Rosselli (the "Plaintiffs") instituted an action in the California Superior Court, Los Angeles County, against Trustcash, Gregory Moss and others (the "Defendants) alleging breach of contract and fraud, among other things, and seeking an accounting and an unspecified amount of compensatory and punitive damages resulting from Defendants' alleged failure to pay to plaintiffs sales commissions from the sale of Trustcash's prepaid cards to certain accounts in California and Michigan. In June 2007 the plaintiffs and the defendants negotiated a Settlement and Mutual Release Agreement.

The Geek Factory, Inc. Action

On October 30, 2006 The Geek Factory, Inc. sued Gregory Moss and TrustCash in the Civil Court of the City, County of New York entitled The Geek Factory, Inc. v. Gregory Moss, Hooksafe, LLC, a/ka Hooksafe, Inc., a/k/a PPPCard, Index No. 64773/2006 (the "Action"). An answer to the complaint with counterclaims was filed on January 10, 2007. Plaintiff filed an answer to the counterclaims on January 25, 2007. The Action seeks $25,000 as well as Plaintiff's legal fees and expenses purportedly arising from Trustcash's alleged failure to pay for services rendered relating to public relations and marketing under a service agreement between the parties for $12,000. Causes of action asserted include: breach of contract, quantum meruit, unjust enrichment, promissory estoppel, account stated and tortuous breach of implied covenant of good faith and fair dealing. The Action is in its preliminary stages, discovery has not yet been commenced.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 18, 2007	By Order of the Board of Directors
TRUSTCASH HOLDINGS, INC.

/s/ Gregory Moss
Gregory Moss
President and Chief Executive Officer